September 23, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn:    Christina Chalk, Senior Special Counsel

Re:	Pzena Investment Management, Inc.

Schedule 13E-3/A filed September 21, 2022

Filed by PIM, LLC et al.

SEC File No. 5-83243

PRER14A filed September 21, 2022

SEC File No. 1-33761

Ladies and Gentlemen:

On behalf of Pzena Investment Management, Inc. (“PZN”), we submit this letter setting forth the response of PZN to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 22, 2022 (the “Comment Letter”), with respect to Amendment No. 1 to the PZN proxy statement filed with the Commission on September 21, 2022 (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 filed with the Commission on September 21, 2022 (the “Amended Schedule 13E-3”).

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

In addition, the Amended Proxy Statement and Amended Schedule 13E-3 have been revised in response to the Staff’s comment, and Amendment No. 2 to the Proxy Statement (the “Second Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”) are being concurrently filed with this letter, which reflect these revisions and update certain other information. Page numbers in the text of the responses contained in this letter correspond to the page numbers in the Second Amended Proxy Statement and the Second Amended Schedule 13E-3, as applicable.

Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in the Second Amended Proxy Statement.

Schedule 13E-3/A filed September 21, 2022

General

1.

We note your response to comment 2 in our previous comment letter dated September 16, 2022 and the revised disclosure on page 19 of the proxy statement. However, based on your response, it appears that JPMorgan did provide information materially related to this going private transaction that is encompassed within Item 1015 of Regulation M-A. As previously indicated, a “report, opinion or appraisal” for purposes of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A includes both oral or written information provided to a filing person. Such report need not be focused on the fairness of the transaction. Please revise to summarize the written and oral information provided by JPMorgan in the proxy statement. See Item 1015(b) of Reg. M-A. In addition, file as an exhibit to the Schedule 13E-3 the “written summary data” referenced in your response, consisting of “illustrative premium calculations at various prices, operating metrics of comparable companies, ownership information of top Class A public shareholders...”

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 19 and 21 of the Second Amended Proxy Statement and have filed the discussion materials referenced therein as Annex F and Annex G to the Second Amended Proxy Statement. We have also revised the disclosure under Item 9 of the Second Amended Schedule 13E-3 to include a cross-reference to Annex F and Annex G of the Second Amended Proxy Statement and have incorporated those Annexes by reference under Item 16 of the Second Amended Schedule 13E-3.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Andrew Nussbaum at (212) 403-1269.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum